THE COALITION TO SAVE PURE

July 6, 2012

Ms. Mellissa Campbell Duru

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pure Bioscience, Inc.

Amendment No. 2 to Preliminary Proxy Statement filed on Schedule 14A

Filed on June 27, 2012 by Richmont Corporation, et. al

File No. 1-14468

Dear Ms. Duru:

Set forth below are the responses of the Coalition to Save Pure (the “Coalition,” “we,” “us” or “our”), to oral comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 5, 2012, with respect to the Coalition’s Amendment No. 2 to the Preliminary Proxy Statement filed on Schedule 14A on June 27, 2012 (“Amendment No. 2”). Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Proxy Statement (“Amendment No. 3”).

We respectfully request that the Staff review our response as soon as possible. With respect to the timing of our definitive filing, we note that the opposition to the management of Qualstar Corporation (“Qualstar”), as recently as June 2012, filed a definitive proxy statement before the management of Qualstar while relying on information in Qualstar’s preliminary proxy filing. Pursuant to your suggestion, we would be willing to make a subsequent abbreviated definitive proxy filing with the SEC to reference the Company’s definitive filing once it has been made. In light of the Company’s extreme delays in setting record and meeting dates and filing proxy materials with the Commission (we note that the Coalition’s initial preliminary filing preceded the Company’s initial preliminary filing by six months) and the potential for a highly compressed solicitation period, the Coalition wishes to be in a position to mail its own definitive materials to stockholders as soon as possible.

For your convenience, our response is prefaced by the Staff’s comment in bold text.

Reasons for Solicitation

1.	Update or confirm your disclosure regarding the individual identified by the Coalition to serve as interim CEO of the Company. Disclose whether the candidate for interim CEO is affiliated with Richmont Corporation. Confirm your disclosure that the Coalition does not expect the participants in the solicitation to be candidates for the CEO position.

Response:

We acknowledge the Staff’s comment. The interim CEO candidate is not affiliated with the Coalition, and we have supplemented our disclosure accordingly. We hereby confirm the accuracy of our disclosure regarding the interim CEO candidate and the Coalition’s plans for that position as of the date hereof. Please see revised disclosure in “Reasons for Solicitation.”

2.	Supplement your disclosure to provide a reasonable basis regarding the Coalition’s estimate that, “if additional market penetration of $6 million in incremental annual revenues from fiscal 2011 could be achieved together with a reduction of cash operating expenses to levels that actually prevailed in 2007, Pure could be cash flow positive.”

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see revised disclosure in “Reasons for Solicitation.”

Additional Background and Nominee Information

3.	With respect to the complaint filed by the Company against Richmont Sciences, the proxy statement discloses that “[t]he complaint seeks approximately $360,000 in damages plus interest, fees and costs, as well as additional amounts the Company alleges would result from the accounting it seeks.” Quantify, if possible, either in the proxy statement or supplementally, the “additional amounts.”

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see revised disclosure in “Additional Background and Nominee Information.”

* * *

The Coalition hereby acknowledges in connection with its response to the Staff’s comments that:

•	the Coalition is responsible for the adequacy and accuracy of the disclosure in the Coalition’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Coalition may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Richmont Corporation, on behalf of the Coalition to Save Pure

By:	/s/ John P. Rochon

cc:	Heidi Hafer

David Emmons

Paul Perea